                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 05 November, 2008

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EMBARGO 07:00	5th November 2008

ALLIED IRISH BANKS, P.L.C.

INTERIM MANAGEMENT STATEMENT

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is issuing the following update which covers key business trends and their expected effect on performance in 2008. Please note that all trends in this update are in constant currency terms. Management will host a conference call at 08:00 GMT today and details are outlined at the end of this statement.

A principal focus of this statement is to update the market on the current topical themes of funding, asset quality and capital.

At the operating level, before bad debt charges, all our businesses continue to perform well and the overall group rate of income growth is expected to exceed that of cost growth in 2008 by c. 2%. The credit environment though continues to deteriorate and is doing so at an accelerated pace in recent months, heavily influenced by an acute scarcity of liquidity and highly elevated funding costs. There has been some negative effect on asset quality generally across our loan portfolios, though the effect is most material in our Irish residential development book. Deterioration in that book is the principal driver of a revised group bad debt charge expectation of c. 75 basis points (bps) of average loans in 2008. The expected charge comprises c. 45 bps of specific provisions and c. 30 bps of IBNR provisions, the latter figure reflecting our forward looking view in a credit environment which will continue to be challenging. This revision, together with the costs of higher funding and an estimate of the cost of the Irish
Government guarantee scheme, lead us to reduce our earnings per share target for this year to around euro 120c.

FUNDING
Despite unprecedented market conditions, our funding position remains strong. The Irish Government guarantee has added a further layer of security to the providers of funding to the "covered institutions" which include AIB. We welcome this initiative as an important step to underpin confidence in the banking system, though we did not experience any material outflow of funds before the guarantee was announced. Since then, there has been an improvement in funding availability, though no material reduction in its cost.

Customer deposits, sourced from across the range of our domestic and international franchises, continue to be our largest source of funding and will increase as a proportion of total funding this year. We are targeting customer deposits to grow by a low teens percentage in 2008. Customer loans are forecast to increase by around 9% causing the loan to deposit ratio to fall from 157% at the end of 2007 to c. 150% at the end of 2008. We are targeting further reductions in this ratio in subsequent periods.

Our liquidity has remained strong and our level of qualifying liquid assets has been significantly in excess of the regulatory requirement throughout the extended period of market dislocation.

We are sourcing wholesale funding from a wide range of counterparties and programmes. Term markets remain difficult, though the term funding that will mature during 2009 is low at c. €4.6bn and our maturity profile is well spread. In addition the Government guarantee will help support our activity in term debt markets. The increased cost of wholesale funding is expected to be around €200m above the level paid in 2007.

MARGINS
We are forecasting a net interest margin of around 2.18%, up 4 bps in 2008. Our treasury liquidity management costs are likely to benefit by around 9 bps due to the relatively low rates paid for US dollar borrowing, though this effect is offset by hedging costs on currency conversion of the borrowing which reduce our non-interest income. The increased cost of wholesale funding already referred to in this update is expected to have a 12 bps adverse effect on the net interest margin.

Customer lending margins are widening and are expected to continue to rise, though at a slow pace due to lower levels of lending activity. This widening is more than offsetting some narrowing of customer deposit margins.

For several years, the single largest factor driving net interest margin attrition was the effect of customer loans growing at a faster rate than deposits. That factor is now being reversed and while there is still some averaging effect, the impact is likely to be broadly neutral in 2008 and to become positive in subsequent periods.

NON-INTEREST INCOME
We now expect non-interest income to contract by a low 20s percentage rate this year. The aforementioned hedging costs of c. €150m on conversion of US dollar borrowing account for close to half of this reduction, The remainder is primarily due to difficult operating conditions for our stockbroking and bond management activities, lower Polish asset management and Republic of Ireland investment and protection fees.

COSTS
As guided at our interim results presentation, we continue to target a zero rate of cost growth this year and as indicated earlier in this statement, to achieve a positive gap of around 2% between the rates of income and cost growth. All operating divisions are expected to incur lower costs than in 2007, with the exception of Poland where we have continued to invest heavily this year. Excluding Poland, costs are likely to be down around 2% in 2008. We are achieving material benefits from our investment in common operating systems that enable us redeploy resources more effectively and improve productivity.

In the prevailing environment of lower income growth, every expense category across the group is being aggressively managed and we are confident that further benefits will be realised. In addition, the current phase of investment in Poland, where we have added significant capacity in 2008 including close to 100 more branches, is complete. Further investment will be paused in 2009 as we ensure the successful integration of this added capacity into our franchise.

ASSET QUALITY

In very difficult economic and market conditions, asset quality has deteriorated this year. The extent and pace of this deterioration has been particularly evident in recent months. At group level, and as already noted, we expect the bad debt charge in 2008 to be c. 75 bps of average loans, approximately €950m. Of this total, close to €400m c. 30 bps of average loans, is expected to be charged under the heading of "incurred but not reported" (IBNR) provisions and would materially increase our stock of IBNR provisions from €218m at the end of 2007 to over €600m at the end of 2008. This action is being taken to reflect adverse changes in the credit environment and the consequent increasing trend likely to continue in specific provisions required in the future. Specific provisions of c. €550m, close to 45 bps of average loans, are expected this year and following a specific provision charge of 19 bps in the first half of the year represents a current run rate of 71 bps. As indicated at our interim results presentation in July, we continue to expect bad debt provisions to peak in 2009. At this time, our guidance for total bad debt provisions in 2009 is in a range of 90-110 bps of average loans, incorporating the expected effects on our loan portfolios of an anticipated deterioration in economic and credit conditions, including lower GDP and rising unemployment. This guidance range comprises a specific charge and a significantly lower IBNR charge than expected this year, reflecting the level of IBNR that we are forecasting to build by the end of 2008. IAS accounting rules increases the upfront amount of the bad debt provision requirement due to the net present valuing of cashflows on impaired loans. In light of this factor, considerably lower loan growth that is likely over the coming 18 months and the intense management focus on our credit portfolios, it is reasonable to assume a levelling off in provision requirement in 2010.

REPUBLIC OF IRELAND DIVISION
Of the c. €950m of provisions that are expected in 2008, around €700m is likely to be incurred by our Republic of Ireland Division, less than half of which is specific provisions. This €700m represents a bad debt charge of c. 94 bps of the division's average loans of close to €75bn. Around one third (€25bn) of the book is personal house mortgages which is currently experiencing a bad debt charge of c. 4 bps or c. €12m. This implies a bad debt charge of c. 140 bps or €688m in 2008 on the remaining €50bn of the book.

There has been a deterioration in the quality of the portfolios that comprise the above mentioned €50bn as the Irish economy contracts, though the overall deterioration has been moderate in all but the residential development portfolio of c. €10.7bn. Liquidity in the over supplied housing market is low and has weakened further in recent months, a factor best illustrated by some evidence of contracted sales being deferred or cancelled. We do not expect a meaningful market recovery until the first half of 2011 and anticipate an average peak to trough fall in values of undeveloped land (c. €7bn of portfolio) and completed houses (c. €3.7bn of portfolio) of c. 40% and 30% respectively. Around €4.6bn of this portfolio  is expected to remain very resilient throughout this period of weakness and a further c. €3.2bn is currently deemed satisfactory. €260m is currently impaired and c. €2.5bn is now on "watch" and the subject of intense management. Bad debt guidance incorporates a c. 300 bps charge this year on the residential development portfolio.

Our commercial property development portfolio totals c. €6.2bn of which c. €2.5bn is undeveloped land and c. €3.7bn work in progress. There is very little speculative finance in the latter category based on capital values of agreed sales / pre-lets and our undeveloped land exposure is well collateralised. While liquidity in this market has also weakened and impaired and watch loans have increased to c. €45m and c. €520m respectively, losses are expected to be materially lower than in the residential development portfolio.

Our commercial and residential investment books are c. €10.3bn and €2.2bn in respective size. Both are solidly supported by regular, recurring income streams and low vacancy rates. While decreasing rents are placing some strain on cash cover ratios, the overall quality remains good and deterioration in credit grades is often linked to connections in the property development portfolio.

Earlier in this statement, a 2009 group bad debt charge range of 90-110 bps of average loans was guided. It implies an estimated range for our Republic of Ireland division of 120-150 bps. This range compares to a peak charge of 100 bps incurred in the last severe downturn in Ireland in the early 1990s. It implies a bad debt charge of up to 250 bps in our property & construction portfolios (up to c. 480 bps on residential development). The peak in the previous cycle for property & construction was 240 bps in 1992.

UK DIVISION
Weakness in the property & construction sector is the principal driver of a significant increase in impaired (c. Stg£115m) and watch loans (c. Stg£830m) in the nine months to September 2008. In common with the Republic of Ireland, deterioration is particularly evident in the residential development book of c. Stg£3bn. Included in this figure is c. Stg£1bn and c. Stg£600m for the acquisition of undeveloped land in Northern Ireland and Great Britain respectively. Our assessment of likely impairment and loss includes a peak to trough fall in average property values of up to 40% in Northern Ireland and up to 30% in Great Britain. We are not expecting material sales receipts in either area until 2010. The remainder of our property and construction book totals c. Stg£4.4bn, comprising c. Stg£400m of commercial property development and the balance in commercial / residential investment. While there has been some deterioration in these portfolios, they are well collateralised and the investment exposures are underpinned by good rental cashflows.

The quality of our other loan portfolios is good though economic weakness is having some adverse effect. In Great Britain, our portfolios are concentrated in resilient mid corporate sectors and we have very low exposure to consumers. Overall we expect to incur a bad debt charge in 2008 of c. 60 bps of average loans of which around two thirds are likely to be specific provisions. This guidance implies a charge this year of around 100 bps and 220 bps respectively for our property & construction and residential development portfolios.

CAPITAL MARKETS DIVISION
Credit quality has weakened due to lower liquidity and the effect of the economic downturn in all the main markets in which we operate. As expected and previously indicated, the very strong recoveries in previously highly liquid corporate markets will not recur this year. However, there are no material adverse trends in any particular sector or geographic portfolio and increased impairment and bad debt charges are largely due to deterioration in a small number of cases. The high quality of our Treasury and other structured securities portfolios is unchanged. There has been no material change in our two small US sub prime portfolios which continue to perform better than the market average. A low / mid 30s bps of average loans charge is expected in 2008 for the division.

POLAND DIVISION
Asset quality remains good in the relatively stable Polish economy and credit grade trends are generally steady. However, Poland is not immune to the effects of global market conditions and we remain vigilant in management of credit quality across our portfolios. The very low level of bad debt charge in 2007 will not be repeated this year due to a lower level of recoveries and we expect the 2008 charge to be a low / mid 30 bps of average loans.

CAPITAL
The risk profile of different banks varies very considerably and we have a transparent business model with no material exposure to asset classes that are causing significant writedowns in other financial institutions. We are acutely aware though that bank capital ratios previously deemed satisfactory by regulators and the market are changing and it will take time for new norms that are appropriate to business models to be established.

Our capital position is good and expected to remain resilient in all plausible scenarios through the downturn in the credit cycle. Under Basel II rules, while expected loss in our internal ratings based portfolios is anticipated to increase, the capital deduction is considerably mitigated by the increase in bad debt provisions. Looking to the end of 2009, we expect to have significant levels of retained profits in both years, reflecting a robust operating profit performance and notwithstanding a material increase as guided for bad debt charges. Risk weighted asset growth is expected to be constrained by lower loan growth and a relatively low impact from procyclicality due to our conservative, through the cycle capital models.

We have several other distinct options available to increase our capital ratios. These options include revising the level of cash dividend payments and disposal of assets. We have formed an action plan that is designed to achieve a core tier 1 ratio of at least 7% over time. We are targeting a core tier 1 ratio of around 6% at the end of 2008 and this target assumes a final cash dividend will not be paid. It should be noted that our plan does not exhaust available options to generate capital nor does it include action that would dilute our shareholders.

OPERATING DIVISION UPDATE
In our Republic of Ireland Division, a reduction of around 3% in GDP this year is affecting customer demand and business activity. We are targeting loan growth of around 6% in 2008 and deposit growth of around 2%, up from a flat result in the first half. Costs are being closely managed to ensure a reduction on the 2007 level. Market share is being retained in all key product categories.

The strong productivity in Capital Markets is expected to further increase in 2008. Deposits are expected to increase by a strong high 20s percentage reflecting a comprehensive, well co-ordinated campaign to gain a greater share of our domestic and international customer deposits. Corporate customer loans are forecast to grow by around 14% and we continue to identify higher margin opportunities than were previously available in corporate credit markets. In Global Treasury, both customer and interest rate management activities are performing well. Our investment Banking business continues to experience tough market conditions.

Our focus on deposit gathering in the UK Division, most notably from the Great Britain mid corporate sectors in which we operate, is expected to result in an increase of around 25% in customer deposits this year. We continue to be cautious in selecting lending opportunities in difficult economic conditions and we have not added exposure to higher risk sectors since the middle of 2007. Loan growth this year is expected to be around 7% and the loan to deposit ratio is being considerably reduced. Cost management is a key priority and a material reduction in costs is forecast in 2008.

Income opportunities have been better in Poland this year than elsewhere in the group as the economy continued to benefit from good levels of investment and demand. Recently though, there has been evidence that the effects of the global market downturn are now having an impact in Poland with the result that the environment is less buoyant than heretofore. As we have invested to build and strengthen our market presence, customer lending across all main product areas has grown strongly and we expect loan growth this year of around 40%. Deposit growth is also strong and deposits are expected to increase by around 25%. The loan to deposit ratio is anticipated to remain under 90% at the end of the year. The rebalancing of our business continues with a higher percentage of income coming from corporate, commercial & retail banking and a lower reliance on relatively more volatile asset management and brokerage sources. While income from the latter sources will reduce this year, we continue to have valuable, market leading positions in these markets.

In the U.S., M&T continues to outperform its regional peer group. The strength and quality of the franchise is well illustrated by year on year growth in average core deposits of 12% in the third quarter of 2008. This was the fourth consecutive quarter of increase in core deposits and growth was particularly strong during September when markets were significantly disrupted. Third quarter average loans and leases were up 11% on the corresponding quarter in 2007 and the net interest margin was stable compared to the previous quarter, though down 26 bps year on year. While third quarter non-performing loans continued to increase to 1.46% of total loans in a very tough banking environment, the book is being very carefully and prudently managed. M&Ts regulatory capital ratio continued to improve, reflecting the strength of its operating model.

NOTE
Group results for the year ending 31st December 2008 will be announced on Monday, 2nd March 2009.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of additional factors that could cause actual results and developments to differ materially from those expressed or implied. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Eugene Sheehy, John O'Donnell and Alan Kelly will host a conference call for analysts and investors today at 08.00 GMT

CONFERENCE CALL DIALL-IN DETAILS:

Please dial in 5 to 10 minutes prior to start time

Title: AIB Interim Management Statement - access code 9054568

Republic of Ireland	+353 (0) 1 4860915
UK	+44 (0) 20 7138 0828
USA	+1 718 354 1358

Replay facility available until midnight 10th November 2008 - access code 9054568#

Republic of Ireland	+353 (0) 1 659 8321
UK	+44 (0) 20 7806 1970
USA	+1 718 354 1112

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  05 November, 2008

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.